Mail Stop 4561

April 13, 2006

Keith Sherin
Chief Financial Officer
General Electric Capital Corporation
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE:	General Electric Capital Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 3, 2006
File No. 1-06461

Dear Mr. Sherin,

      We have reviewed your filing and have the following comment. We have limited our review to only the issue raised in our comment.
Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response to our comment, we may raise additional comments.

Note 1. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 42

1. We note your disclosure on page 26 that your cash is not necessarily freely available for alternative uses. Please tell us and revise future filings to disclose the amount of cash and cash items which are restricted as to withdrawal or usage and disclose the provisions of any restrictions. Refer to Rule 5.02(1) of Regulation
S-X.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,



Paul Cline
Senior Accountant

Keith Sherin
General Electric Capital Corporation
April 13, 2006
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